K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S  &  F  R  A  N  K  E  L   LLP

                December 17, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn: Kari Jin

Re:
Aladdin Knowledge Systems, Ltd. Form 20-F for the Fiscal Year Ended December 31, 2007, filed on March 27, 2008,
Forms 6-K filed on September 4, 2008, January 24, 2008, April 21, 2008, July 21, 2008 and October 16, 2008
(collectively, the “Documents”) - File No. 0-22456

Dear Ms. Jin:

Reference is made to the letter dated December 11, 2008, to Aladdin Knowledge Systems, Ltd. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Documents.

Further to our telephone discussion held on December 16, 2008, the Company requires additional time to respond to the Staff's comments and accordingly, the Company will provide its response to the Staff by no later than January 9, 2009.

Please feel free to contact me should you require anything further in this regard.

                Sincerely yours,

                /s/ Richard H. Gilden
                Richard H. Gilden
                Partner

RHG:ABK

cc:	Aviram Shemer
Yair Ohayon

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